The Channel Tunnel
Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

02 SEP -4

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

02049709

27 August 2002

SUPPL

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose a copy of the 2002 interim report and accounts.

Yours faithfully

D Leonard
Secretary

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Cc: B Teitelbaum
Citibank ADR,
New York

dlw 9/6

C:\DATA\WORD\Board\l-rule12g3-2(b)020827.doc

EUROTUNNEL INTERIM COMBINED ACCOUNTS AT 30 JUNE 2002 22/07/2002

Balance Sheet (£000)	30 June 2002	30 June 2001	31 December 2001
ASSETS			
Tangible fixed assets			
Concession fixed assets	**8,921,366**	8,971,860	8,961,339
Other fixed assets	**3,100**	3,237	3,168
Total tangible fixed assets	**8,924,466**	8,975,097	8,964,507
Financial fixed assets			
Shares	**100**	93	94
Others	**97**	89	69
Total fixed assets	**8,924,663**	8,975,279	8,964,670
Stocks	**13,492**	13,510	12,956
Trade debtors	**55,701**	56,141	48,708
Other debtors	**53,486**	21,816	10,200
Other financial debtors	**150,997**	45,358	100,096
Investments and liquid funds	**161,126**	160,099	154,740
Total current assets	**434,802**	296,924	326,700
Prepaid expenses	**46,093**	43,015	44,925
Total assets	**9,405,558**	9,315,218	9,336,295
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	**234,251**	234,197	234,251
Share premium account	**1,773,486**	1,772,947	1,773,484
Other reserve	**3,483**	3,483	3,483
Profit and loss account reserve	**(603,359)**	(470,951)	(470,951)
Loss for the period	**(93,981)**	(61,025)	(132,408)
Exchange adjustment reserve	**324,147**	566,335	538,104
Total shareholders' funds	**1,638,027**	2,044,986	1,945,963
Provisions	**77,618**	57,617	68,357
Loan notes	**1,474,157**	1,421,715	1,427,907
Loans	**5,707,966**	5,401,643	5,469,442
Accrued interest	**145,052**	142,573	136,344
Overdrafts	**77**	1,131	3
Other financial creditors	**150,997**	45,358	100,096
Other creditors	**179,523**	163,597	163,245
Total creditors	**7,657,772**	7,176,017	7,297,037
Deferred income	**32,141**	36,598	24,938
Total shareholders' funds and liabilities	**9,405,558**	9,315,218	9,336,295
Exchange rate €/£	1.539	1.658	1.643

Profit and loss account (£000)	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001
Turnover			
Turnover and other operating income	**278,814**	265,566	547,504
Other income	**6,896**	8,791	16,455
Total turnover	**285,710**	274,357	563,959
Operating expenditure			
Materials and services (net)	**73,910**	72,698	146,211
Staff costs	**49,939**	47,134	95,284
Depreciation	**58,670**	57,995	115,438
Provisions	**11,254**	8,990	23,087
Other operating charges	**434**	544	758
Total operating expenditure	**194,207**	187,361	380,778
Operating profit	**91,503**	86,996	183,181
Financial income			
Interest receivable and similar income	**5,970**	4,159	9,145
Profit on disposal of investments	**194**	288	667
Exchange differences	**296**	12,335	9,504
Total financial income	**6,460**	16,782	19,316
Financial charges			
Interest payable and similar charges	**174,016**	170,477	340,386
Exchange differences	**23,678**	382	606
Total financial charges	**197,694**	170,859	340,992
Financial result	**(191,234)**	(154,077)	(321,676)
Exceptional result	**5,778**	6,077	6,108
Taxation	**28**	21	21
Result			
Loss for the period	**(93,981)**	(61,025)	(132,408)
Loss per Unit	(4.5p)	(2.9p)	(6.4p)
Fully diluted loss per Unit	(3.1p)	(1.8p)	(4.1p)
Exchange rate €/£ for the period	1.582	1.637	1.631

Cash flow statement (£000)	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001
Profit before depreciation, provisions, interest and tax	**161,427**	153,981	321,706
Exchange adjustment *	**2,065**	(889)	(1,008)
(Increase)/decrease in stocks	**(351)**	(497)	85
(Increase)/decrease in debtors	**(9,621)**	15,274	31,639
Increase/(decrease) in creditors	**17,651**	(13,693)	(32,440)
Net cash inflow from operating activities	**171,171**	154,176	319,982
Taxation	**(29)**	(21)	(21)
Returns on investments and servicing of finance	**(116,437)**	(121,344)	(244,748)
Capital expenditure	**(20,271)**	(32,754)	(81,865)
Other non-operating cash flows	**2,665**	2,351	6,478
Cash inflow/(outflow) before financing	**37,099**	2,408	(174)
Financing **	**(35,991)**	(3,961)	(6,380)
Increase/(decrease) in cash in the period	**1,108**	(1,553)	(6,554)
Exchange rate €/£	1.539	1.658	1.643

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at the period end.
** Principally payments into Escrow accounts in respect of debt repayments pending outcome of financial transaction.

Notes

1. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts.

2. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2001.

3. **Earnings / (loss) per Unit**

(pence)	6 months to 30 June 2002	6 months to 30 June 2001	Year to 31 December 2001
Basic	(4.5)	(2.9)	(6.4)
Pre-exceptional result	(4.8)	(3.2)	(6.6)
Fully diluted	(3.1)	(1.8)	(4.1)

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,084,247,624 (2001: 2,083,696,112) and the loss for the period of £93,981,000 (2001 : loss of £61,025,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £99,759,000 (2001 : £67,102,000) before crediting the exceptional profit of £5,778,000 in the period (2001: £6,077,000).

The fully diluted loss per Unit is calculated using the fully diluted number of Units of 2,545,417,366 (2001 : 2,558,155,033) and the adjusted loss for the period of £80,031,985 (2001 : loss of £47,069,590).

4. Share capital and share premium account

(£000)	EPLC	ESA	Total
Share capital (Units)			
At 1 January 2002			
2,084,247,356 shares of £0.01 each	20,842	-	**20,842**
2,084,247,356 shares of €0.15 each	-	213,409	**213,409**
	20,842	213,409	**234,251**
Issued during the period:			
536 shares of £0.01 each	0	-	**0**
536 shares of €0.15 each	-	0	**0**
	0	0	**0**
At 30 June 2002			
2,084,247,892 shares of £0.01 each	20,842	-	**20,842**
2,084,247,892 shares of €0.15 each	-	213,409	**213,409**
At 30 June 2002	20,842	213,409	**234,251**
Share premium account			
At 1 January 2002	917,469	856,015	**1,773,484**
Premium on shares issued during the period	1	1	**2**
At 30 June 2002	917,470	856,016	**1,773,486**

Following the exercise of 1,581 2003 Warrants, there are 536 new Units in issue.

On 1 May 2002, 7,460,518 share options were granted to 463 beneficiaries at £0.67 or €1.09. In addition, 419 beneficiaries received 3,209,159 options at £0.54 under the UK ShareSave scheme.

5. Movement on reserves

(£000)	Other reserve *	Profit and loss account	Exchange adjustment reserve
At 1 January 2002	3,483	(603,359)	538,104
Loss for the period	-	(93,981)	-
Translation adjustments	-	-	(213,957)
At 30 June 2002	**3,483**	**(697,340)**	**324,147**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros in 2001.

6. Loan notes, loans and overdrafts

(£000)	31 December 2001 as reported	31 December 2001 restated *	Repurchase of debt	Settlement of interest **	**30 June 2002 as reported**	30 June 2001 as reported
Equity Notes	615,524	635,499			**635,499**	612,850
Participating Loan Notes	812,383	838,658			**838,658**	808,865
Total Loan Notes Principal	1,427,907	1,474,157	0	0	**1,474,157**	1,421,715
EDL, Senior and 4th Tranche Debt	348,874	359,627			**359,627**	347,434
Junior Debt	3,352,308	3,470,711			**3,470,711**	3,341,546
Resettable Advances	1,114,858	1,154,080			**1,154,080**	1,109,607
Unpaid interest						
Stabilisation Advances	522,535	538,759		35,535	**574,294**	486,393
Deferred Interest	130,867	135,114		14,140	**149,254**	116,663
Total unpaid interest	653,402	673,873	0	49,675	**723,548**	603,056
Total loans	5,469,442	5,658,291	0	49,675	**5,707,966**	5,401,643
Accrued interest						
Loan Notes	13,246	13,675		4,193	**17,868**	17,233
Loans	123,098	126,794		390	**127,184**	125,340
Total accrued interest	136,344	140,469	0	4,583	**145,052**	142,573
Overdrafts	3	3		74	**77**	1,131
Total	7,033,696	7,272,920	0	54,332	**7,327,252**	6,967,062

* The debt at 31 December 2001 has been recalculated at the exchange rate of 30 June 2002 in order to facilitate comparison.

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

In January 2002, £14 million of interest due on the Equity Notes which could not be paid from free cash flow was posted to the Deferred Interest Account and £36 million of Stabilisation Advances were created to settle interest on the Resettable Advances which could not be paid from free cash flow.

On 12 July 2002 the Group announced the successful completion of two financial transactions:

- 60% of the £635 million of Equity Notes outstanding have been redeemed early for new Units. As part of the transaction, £3 million of Equity Note deferred interest entitlements have been acquired by the Group.
- £839 million of debt has been repurchased at a weighted average price of 43%, resulting in a net debt reduction of £443 million.

Both of these transactions completed after 30 June 2002, and, therefore, are not reflected in the interim statement.

In July 2002, all interest due on the Junior Debt (£105 million) was paid in cash. As a result of the financial transactions completed in July, £7 million of interest in respect of the Equity Notes and £16 million of interest in respect of the Resettable Advances was forgiven. Of the remaining interest due, £7 million of interest on the Resettable Advances was paid in cash and £10 million was settled through the creation of Stabilisation Advances. The remaining interest due on the Equity Notes (£6 million) was unpaid and settled through an increase in the Deferred Interest Account.

7. Other financial debtors and creditors

During the period Eurotunnel has purchased an additional leasing company. Eurotunnel now owns four leasing companies in the UK, which had a total outstanding debt at 30 June 2002 of £151 million. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from the other companies within the Eurotunnel Group.

8. Exceptional profit

An exceptional profit of £6 million was earned in the first half of 2002, relating principally to a financial operation.

9. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows:

Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, both special purpose companies set up to facilitate the repackaging of £1.1 billion of Junior Debt in 2001, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP, and would have resulted in a gain of £2 million being recognised in the profit and loss account during the six months to 30 June 2002.

UK GAAP also gives rise to a different treatment of equity issue costs.

Had the accounts been prepared under UK GAAP, profit before tax would have increased by £2 million and shareholders' funds at 30 June 2002 would have increased by £81 million.

10. Impairment of fixed assets

For EPLC accounts, under UK GAAP, FRS 11 requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected future cash flows using a market-based discount rate. FRS 15 requires that such a review be undertaken at each year end where the life of the asset is greater than 50 years. To date, Eurotunnel, not having access to capital markets in the usual way, has applied as a discount rate the internal rate of return of 7.8% implicit in the lower case financial projections used in the 1997 Financial Restructuring and at 31 December 2001 this did not give rise to an impairment. If the current approach ceased to be appropriate, a market rate would become applicable. The directors estimate that a current market rate would be below 7.8%.

For the Combined Accounts, in the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in the US Financial Accounting Standard 121 since its introduction, which requires assets to be compared with undiscounted future operating cash flows. This approach does not give rise to an impairment either.

Auditors' and *Commissaires aux Comptes' Report*

In accordance with French reporting regulations, the *Commissaires aux Comptes* and the Auditors are required to make a report in relation to the Interim Report to shareholders at 30 June 2002. No audit opinion is required at 30 June 2002 under these regulations and accordingly the *Commissaires aux Comptes* and the Auditors have neither carried out an audit nor given an audit opinion. The work performed for the purposes of the report is set out in its text and is less in scope than an audit performed in accordance with standards generally accepted in the UK and France. For the benefit of UK shareholders there follows an English translation of the text of the report:

"Report of the Auditors and *Commissaires aux Comptes* on the half year combined financial statements

In our capacity as Commissaires aux Comptes and Auditors of the Eurotunnel Group and in accordance with article L.232-7 of the Code de Commerce, we have carried out :

- a limited review of the half year combined financial statements of the Eurotunnel Group, as defined in Note 1, covering the period from 1 January 2002 to 30 June 2002,
- the verification of the information given in the interim report.

The half year combined financial statements are the responsibility of the Joint Board of the Eurotunnel Group. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France and in the UK. These standards require that we plan and perform limited review procedures, substantially less in scope than an audit, to obtain reasonable assurance as to whether the half year combined financial statements are free from material misstatements. A review is limited primarily to inquiries of management and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year combined financial statements do not give a true and fair view of the financial position and the assets and liabilities of the Eurotunnel Group as at 30 June 2002 and of the results of its operations for the six month period then ended, in accordance with accounting principles generally accepted in France.

We have also reviewed the information contained in the half year interim report in accordance with professional standards applicable in France and in the UK. We have nothing to report with respect to the fairness of such information. "

Paris, 19 July 2002.

BEFEC-Price Waterhouse Membre de PricewaterhouseCoopers H. Toth	KPMG Audit Département de KPMG S.A. J.P. Thill	KPMG Audit Plc Chartered Accountants

Auditors and *Commissaires aux Comptes*

Balance Sheet (£000)	30 June 2002	30 June 2001	31 December 2001
ASSETS			
Total fixed assets	**8,924,663**	8,975,279	8,964,670
Total current assets	**434,802**	296,924	326,700
Prepaid expenses	**46,093**	43,015	44,925
Total assets	**9,405,558**	9,315,218	9,336,295
SHAREHOLDERS' FUNDS AND LIABILITIES			
Total shareholders' funds	**1,638,027**	2,044,986	1,945,963
Provisions	**77,618**	57,617	68,357
Total creditors	**7,657,772**	7,176,017	7,297,037
Deferred income	**32,141**	36,598	24,938
Total shareholders' funds and liabilities	**9,405,558**	9,315,218	9,336,295
Exchange rate €/£	1.539	1.658	1.643

Profit and loss account (£000)	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Total turnover	**285,710**	274,357	563,959
Total operating expenditure	**194,207**	187,361	380,778
Operating profit	**91,503**	86,996	183,181
Total financial income	**6,460**	16,782	19,316
Total financial charges	**197,694**	170,859	340,992
Financial result (loss)	**(191,234)**	(154,077)	(321,676)
Exceptional profit	**5,778**	6,077	6,108
Taxation	**28**	21	21
Result			
Loss for the period	**(93,981)**	(61,025)	(132,408)
Earnings/(loss) per Unit			
Basic	**(4.5p)**	(2.9p)	(6.4p)
Pre-exceptional result	**(4.8p)**	(3.2p)	(6.6p)
Fully diluted	**(3.1p)**	(1.8p)	(4.1p)
Exchange rate €/£ for the period	1.582	1.637	1.631

Cash flow statement (£000)	**6 months to 30 June 2002**	6 months to 30 June 2001	Year to 31 December 2001
Net cash inflow from operating activities	**171,171**	154,176	319,982
Returns on investments and servicing of finance	**(116,437)**	(121,344)	(244,748)
Capital expenditure	**(20,271)**	(32,754)	(81,865)
Other non-operating cash flows and taxation	**2,636**	2,330	6,457
Cash inflow/(outflow) before financing	**37,099**	2,408	(174)
Financing *	**(35,991)**	(3,961)	(6,380)
Increase/(decrease) in cash in the period	**1,108**	(1,553)	(6,554)
Exchange rate €/£	1.539	1.658	1.643

* Principally payments into Escrow accounts in respect of debt repayments pending outcome of financial transaction.

Notes

1. The Summary Balance Sheet, Profit and Loss Account and Cash Flow Statement are extracted from the Interim Report of Eurotunnel which was approved by the Board on 19 July 2002.

2. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2001.

3. Earnings/(loss) per Unit

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,084,247,624 (2001: 2,083,696,112) and the loss for the period of £93,981,000 (2001 : loss of £61,025,000). The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £99,759,000 (2001 : £67,102,000) before crediting the exceptional profit of £5,778,000 in the period (2001: £6,077,000). The fully diluted loss per Unit is calculated using the fully diluted number of Units of 2,545,417,366 (2001 : 2,558,155,033) and the adjusted loss for the period of £80,031,985 (2001 : loss of £47,069,590).

4. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows:

Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, both special purpose companies set up to facilitate the repackaging of £1.1 billion of Junior Debt in 2001, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP, and would have resulted in a gain of £2 million being recognised in the profit and loss account during the six months to 30 June 2002.

UK GAAP also gives rise to a different treatment of equity issue costs.

Had the accounts been prepared under UK GAAP, profit before tax would have increased by £2 million and shareholders' funds at 30 June 2002 would have increased by £81 million.

5. The combined interim accounts are published on the Balo and the UK Listing Authority. The Commissaires aux Comptes and the Auditors have issued a limited review report. The comparative figures for the year ended 31 December 2001 have been derived from the Group's statutory accounts for that year, which received an unqualified report from the Group's auditors and have been delivered to the Registrar of Companies.

6. Impairment of fixed assets

For EPLC accounts, under UK GAAP, FRS 11 requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected future cash flows using a market-based discount rate. FRS 15 requires that such a review be undertaken at each year end where the life of the asset is greater than 50 years. To date, Eurotunnel, not having access to capital markets in the usual way, has applied as a discount rate the internal rate of return of 7.8% implicit in the lower case financial projections used in the 1997 Financial Restructuring and at 31 December 2001 this did not give rise to an impairment. If the current approach ceased to be appropriate, a market rate would become applicable. The directors estimate that a current market rate would be below 7.8%.

For the Combined Accounts, in the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in the US Financial Accounting Standard 121 since its introduction, which requires assets to be compared with undiscounted future operating cash flows. This approach does not give rise to an impairment either.

Shuttle services revenues for the first half of 2002 at £159 million were 7% above the first half of 2001 at constant exchange rates, and operating profit increased by 3% to £92 million for the first half of 2002. Interest cover was 101% before capital expenditure and 89% after capital expenditure for the first half of the year.

In order to assist the comparison between 2002 and 2001 in this analysis, the operating results for the first half of 2001 have been restated at the exchange rate used for the preparation of the results to 30 June 2002 (£1=€1.582) as set out in the tables.

Total turnover (£ million) Exchange rate €/£	2002 Actual 1.582	2001 Restated 1.582	% change 2002/2001	2001 Reported 1.637
Shuttle services	159	148	+7%	146
Railways	108	107	+1%	105
Transport activities	**267**	**255**	+4%	**251**
Non-transport activities	12	15	-17%	14
Operating revenue	**279**	**270**	+3%	**265**
Other income	7	9		9
Total turnover	**286**	**279**	+2%	**274**

Turnover

Shuttle services revenue increased by 7% over the first half of 2001 to £159 million reflecting higher volumes in the truck business and higher average yields in both the truck and passenger businesses. Railways revenue increased by 1% to £108 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. The core transport business contributed 96% of operating revenues. Most of the remaining 4% of operating revenues came from a variety of non-transport activities, including retail, land development and telecoms. Total turnover for the first half of the year was £286 million, an increase of 2% compared to 2001 (£279 million).

Operating result (£ million) Exchange rate €/£	2002 Actual 1.582	2001 Restated 1.582	% change 2002/2001	2001 Reported 1.637
Total turnover	**286**	**279**	+2%	**274**
Operating costs	(125)	(123)	+1%	(120)
Operating margin	**161**	**156**	+3%	**154**
Depreciation and provisions	(69)	(67)		(67)
Operating profit	**92**	**89**	+3%	**87**

Operating result

Operating costs for the first half of the year increased by 1% to £125 million due to higher levels of security costs incurred than in the first half of 2001 to protect the French terminal from intrusions by asylum seekers, and increased insurance premiums.

Operating margin increased by 3% to £161 million for the period. Depreciation and provisions have increased slightly, resulting in an operating profit of £92 million, 3% above 2001.

Net results	2002	2001
(In £ million)	Actual	Reported
Exchange rate €/£	1.582	1.637
Operating profit	**92**	**87**
Interest	(168)	(166)
Underlying loss	**(76)**	**(79)**
Exchange (losses) / gains	(24)	12
Exceptional profit	6	6
Net loss	**(94)**	**(61)**

Net results

The Group's net interest charge of £168 million for the first six months of 2002 increased by £2 million compared to the first half of 2001 principally due to an unfavourable exchange rate comparison. This interest charge does not include any reduction from the financial operations completed in July.

The underlying loss of £76 million represents an improvement of £3 million compared to the same period in 2001.

The net loss of £94 million for the first half of the year was higher than the loss of £61 million in 2001 due to exchange losses in the period of £24 million compared to £12 million of exchange gains in 2001. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Cash flow and interest cover

Cash flow from operating activities was £171 million for the first half of 2002, an increase of £17 million compared to 2001. Capital expenditure fell from £33 million in the first half of 2001, to £20 million for the same period in 2002, as the investment programme to increase Eurotunnel's truck shuttle capacity nears completion. Net cash flow from operating activities after capital expenditure increased strongly from £121 million in the first half of 2001 to £151 million in the first half of 2002 reflecting the lower capital expenditure.

Interest cover was 101% before capital expenditure (up 8 points compared to the first half of 2001) and 89% after capital expenditure (up 15 points).

Eurotunnel reduces debt by £446m and cuts annual interest charges

On 12 July 2002 Eurotunnel announced the successful completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March. As a result, Eurotunnel's debt has been reduced by £446m. An exceptional profit of £442m will be reported in the second half of 2002, and interest charges will be reduced by £35m in the current year, by £20m in 2003, and by an estimated £30m per year from 2006 onwards.* As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002.

Background

The principal objective of these transactions was to buy back existing debt at a significant discount to its face value, financed by the proceeds of a new long term financing. The transactions aimed to:

- reduce debt by more than £400m,
- reduce annual interest charges,
- extend the maturity profile of Eurotunnel's Senior Debt and part of its Junior Debt,
- increase the proportion of Eurotunnel's debt service cost which is fixed or capped.

The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.

Outcome

Following the successful completion of an issue of £740m of bonds repayable from 2026-2028 with fixed interest rates of between 5.78% and 8.15%, Eurotunnel has:

- repurchased £839m of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443m, and
- refinanced £343m of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026 and 2028, and extended the maturity of £232m equivalent of Senior Debt by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £635m of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16m in 2002 and £17m in 2003. The acquisition of deferred interest will result in a debt reduction of £3m.

A reduction of £35m in Eurotunnel's interest charges in 2002 will arise principally from a £16m reduction in Equity Note interest (from 26 January 2002) and a net saving of £19m arising from the difference between the interest payable on (i) the Tier 1A Junior Debt and (ii) the interest payable on the debt repurchased. A portion of the £19m net saving arising from the forgiveness of interest on the Resettable Advances from 28 January 2002 is non-recurring.

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006. The transaction has also resulted in the replacement of £1,185m variable rate debt with £740m of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

These transactions are the latest in a series undertaken since 1999, which has resulted in a cumulative debt reduction of more than £900 million.

As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002. However, had these operations been completed before 30 June 2002, the effect on the Balance Sheet would have been as follows:

Balance Sheet (£000 at exchange rate of £1=€1.539)	Combined Balance Sheet at 30 June 2002	PRO FORMA BALANCE SHEET (UNAUDITED) Adjustments arising from Equity Note Exchange Offer	Adjustments arising from Debt Buyback	Pro forma Balance Sheet at 30 June 2002
ASSETS	9,405,558	(3,828)	3,348	9,405,078
SHAREHOLDERS' FUNDS AND LIABILITIES				
Issued share capital & share premium account	2,007,737	383,129		2,390,866
Other reserve	3,483			3,483
Profit & loss and exchange adjustment reserve	(373,193)	6,790	461,460	95,057
Total shareholders' funds	1,638,027	389,919	461,460	2,489,406
Provisions	77,618			77,618
Equity Notes	635,499	(383,129)		252,370
Participating Loan Notes	838,658			838,658
Total Loan Notes	1,474,157	(383,129)		1,091,028
EDL, Senior and 4th Tranche Debt	359,627			359,627
Tier 1A Debt	0		740,000	740,000
Junior Debt	3,470,711		(343,055)	3,127,656
Resettable Advances	1,154,080		(599,148)	554,932
Stabilisation Advances & Deferred interest	723,548	(3,230)	(240,258)	480,060
Total Loans	5,707,966	(3,230)	(442,461)	5,262,275
Accrued interest	145,052	(7,388)	(15,651)	122,013
Other liabilities	330,597			330,597
Total creditors	7,657,772	(393,747)	(458,112)	6,805,913
Deferred income	32,141			32,141
Total shareholders' funds and liabilities	9,405,558	(3,828)	3,348	9,405,078

i. The Combined Balance Sheet at 30 June 2002 above is extracted from the Group Combined Accounts for that period.

ii. With the exception of those detailed in the above table, no other adjustments have been made for other transactions made since 30 June 2002.

iii. The "other liabilities" in the table above is made up of overdrafts, other financial creditors and other creditors.

In £ billion **CAPITAL STRUCTURE POST-TRANSACTION**



PRO FORMA
BEFORE: AT 30 JUNE 2002
AFTER: AT 30 JUNE 2002
Senior & 4th Tranche Debt 0.4
Junior Debt 3.5
Resettable Advances 1.1
Stabilisation Facility 0.7
Participating Loan Notes 0.8
Shareholders' Funds 1.7
Equity Notes 0.6
-0.2
-0.2
+0.4
Senior & 4th Tranche Debt 0.4
Tier 1A 0.7
Junior Debt 3.1
Resettable Advances 0.6
Stabilisation Facility 0.5
Participating Loan Notes 0.8
Shareholders' Funds 2.5
Equity Notes 0.2
CORE DEBT 4.8
BUFFER ZONE 1.3
EQUITY & EQUITY NOTES 2.7
Total 8.8
Total 8.8

* All figures are based on an exchange rate of £1 = €1.539. Future reported figures will depend on exchange rates for the relevant period.

Eurotunnel 2002

www.eurotunnel.com

Rapport Semestriel/Interim Report

> Profil

Eurotunnel gère l'infrastructure du Tunnel sous la Manche et exploite les navettes camions et les navettes passagers (voitures et autocars) entre Coquelles (France) et Folkestone (Grande-Bretagne). Eurotunnel *est leader sur le marché transmanche.* Eurotunnel perçoit également des revenus provenant d'autres compagnies ferroviaires (Eurostar pour les passagers ferroviaires, EWS et la SNCF pour le fret) utilisant le tunnel.
Eurotunnel est cotée sur les marchés boursiers *de Londres, Paris et Bruxelles.*

> Company overview

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market *leader for cross-Channel travel.* Eurotunnel also earns revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel.
Eurotunnel is quoted on the London, Paris *and Brussels Stock Exchanges.*



Pre-order shopping

Sommaire

Contents

Cher Actionnaire,

Votre société continue sur la voie de la progression aussi bien en termes d'exploitation que pour la gestion active de son bilan au premier semestre 2002.

Notre stratégie porte clairement ses fruits. Nous avons réalisé une importante augmentation du chiffre d'affaires de nos services navettes, nous contrôlons nos coûts et avons réussi une opération financière d'envergure malgré des marchés financiers difficiles.

Nous avons réalisé une croissance à deux chiffres du chiffre d'affaires du service navettes camions avec un retour à un niveau de prix plus réalistes, accompagné d'améliorations significatives de la fiabilité et de la ponctualité de ce service. En ce qui concerne l'activité navettes voitures, nous *avons obtenu une augmentation du chiffre* d'affaires pour la première fois depuis le *premier semestre 2000, en ciblant efficacement* les segments au yield élevé.

Le 12 juillet, nous avons conclu avec succès les opérations financières annoncées en mars. Ces dernières ont permis une réduction significative de notre endettement et de nos charges d'intérêt. Elles améliorent également la qualité et la durée de notre financement puisque aucun instrument de la dette ne vient désormais à échéance avant 2006.

L'amélioration de notre trésorerie d'exploi*tation au premier semestre ainsi que la* réduction de nos charges d'intérêt obtenue grâce aux récentes opérations financières signifient que nous avons maintenant une chance réelle d'atteindre dès 2002 notre objectif de couverture totale de nos charges financières par notre trésorerie d'exploita*tion après investissements, ou du moins* d'en être très proche.

Dear Shareholder,

Your company has continued to make good progress both operationally and in actively managing its balance sheet in the first half of 2002.

Our strategy is clearly working. We have achieved solid revenue growth from our shuttle services, controlled our spending and pulled off an ambitious financial deal despite difficult financial markets.

Double-digit revenue growth has been achieved in the truck business with a return to *more realistic pricing supported by significant* improvements in reliability and punctuality. In our car business, we have delivered revenue growth for the first time since the first half of 2000 by effectively targeting the high yield segments.

On 12 July, we successfully completed the *financial operations launched in March.* These deals have cut our debt and interest *charges significantly. This has improved both* the quality and term of our financing with no debt now due for repayment prior to 2006. Our improved cash flow in the first half, together with the reduction in interest charges achieved by these financial operations, mean that there is now a real chance that we shall achieve our target of cash break-even in 2002, or certainly come very close to it.

19 July 2002

Charles Mackay	Richard Shirrefs
Chairman of the Joint Board	*Group Chief Executive*
Président du Conseil Commun	Directeur Général du Groupe

EURO TUNNEL

> Activités de transport

Navettes camions

La croissance en volume et tarifs des navettes camions entraîne une hausse des revenus à deux chiffres

Eurotunnel a transporté 611 172 camions au cours du premier semestre 2002, soit une augmentation de 3 % par rapport au premier semestre 2001. L'augmentation des tarifs mise en place en janvier ainsi que la hausse de trafic se sont traduites par une augmentation à deux chiffres du chiffre d'affaires. Avec une part de marché de 41 %, Eurotunnel est le transporteur de choix sur l'ensemble du détroit.

> Amélioration de la performance opérationnelle

Grâce à un important dispositif de sûreté mis en œuvre par Eurotunnel l'an dernier ainsi qu'aux mesures de sûreté toujours en cours, les clandestins ne perturbent plus les services navettes camions d'Eurotunnel. L'activité des clandestins s'est désormais éloignée du terminal d'Eurotunnel à Coquelles. Eurotunnel a, par ailleurs, réalisé des progrès considérables dans la qualité du service, qui se sont traduits par une très nette amélioration de la ponctualité.

Navettes passagers

Optimiser la structure de clientèle

Eurotunnel est le leader sur le marché transmanche avec une part de marché pour le trafic voitures de 49 %.

Pour la première fois depuis le premier semestre 2000, Eurotunnel a enregistré une augmentation du chiffre d'affaires de son service navettes voitures grâce à une efficace politique de ciblage des segments de marché à forte contribution, les courts et les longs séjours. Eurotunnel a transporté 1 059 825 voitures au premier semestre 2002, soit une baisse de 9 % par rapport à 2001, due principalement à la baisse de volume des segments passagers à faible contribution (« express – shoppers » et « day trippers »). Eurotunnel a transporté 30 189 autocars au premier semestre 2002, soit une baisse de 16 %, attribuable à une baisse des volumes par suite de la hausse des tarifs, avec pour effet d'améliorer la recette moyenne unitaire.


Eurotunnel
Truckstop Services
Love Art? Love Paris Ile-de-France.
Eurotunnel - take the car for just £99!

> Transport activities

Truck shuttles

Growth in truck shuttle volumes and prices brings double-digit revenue growth

Eurotunnel carried 611,172 trucks in the first half of 2002, a 3% increase on the first half last year. The price increases implemented in January and higher volumes led to double-digit revenue growth. Eurotunnel is the carrier of choice on the short straits routes with a 41% market share.

> Improved operational performance

Due to the extensive security measures implemented by Eurotunnel last year, and an ongoing security effort, asylum seekers are no longer disrupting Eurotunnel's truck shuttle services. Asylum seeker activity has now shifted away from Eurotunnel's Coquelles terminal. In addition, Eurotunnel has made significant service improvements, resulting in greatly improved punctuality.

Passenger shuttles

Optimising the passenger mix

Eurotunnel is the market leader for cross-Channel travel, with a 49% car market share.

For the first time since the first half of 2000, Eurotunnel achieved revenue growth in the car business by effective targeting of the higher yield, long stay and short break segments. Eurotunnel carried 1,059,825 cars in the first half of 2002, down 9% on 2001 mainly due to volume declines in the low yield "express shopper" and day trip segments. Eurotunnel carried 30,189 coaches in the first half, down 16%, mainly attributable to volume losses as a result of price increases, which improved average yields.

> Chemins de fer

Un environnement difficile

Baisse de 5 % des passagers Eurostar ; le fret ferroviaire est touché par le problème des clandestins.

> Eurostar
Eurostar a transporté 3 217 812 passagers dans le tunnel sous la Manche au premier semestre 2002, une baisse de 5 % par rapport à la même période l'an dernier. La première phase de la ligne à grande vitesse reliant le tunnel sous la Manche à Londres doit se terminer en 2003.

> EWS/SNCF
Le tonnage des marchandises passant par le Tunnel a diminué de 49 % et représente 707 572 tonnes au premier semestre 2002. Le service fret ferroviaire a été sérieusement perturbé par les intrusions de clandestins sur la gare de triage des trains de marchandises de la SNCF à Fréthun. La baisse du nombre de passagers Eurostar, ainsi que celle du tonnage de marchandises, n'a pas d'impact sur les revenus d'Eurotunnel, qui sont couverts jusqu'en fin 2006 par les paiements minimaux garantis prévus par la Convention d'Utilisation.

> Activités hors transport

L'activité hors transport d'Eurotunnel a généré 19 millions d'euros au premier semestre 2002. Ces activités comprennent l'activité de distribution dans les terminaux de Coquelles et Folkestone, le développement immobilier ainsi que l'activité télécommunications.

> Contrôle des coûts

Maintenir un contrôle des coûts tout en augmentant les revenus est au centre de la stratégie opérationnelle d'Eurotunnel.

Au premier semestre 2002, les charges d'exploitation d'Eurotunnel ont augmenté de façon marginale à 197 millions d'euros, conséquence d'une hausse des coûts d'assurance et de sûreté.




the PERFUME

> Service Excellence : fiabilité, ponctualité et un service clientèle personnalisé qui laisse une impression durable.



> Service Excellence: delivering reliability, punctuality and the personal touches which leave a lasting impression.

> Railways

A challenging environment

Eurostar passengers down 5%; rail freight suffers from asylum seeker problems.

> Eurostar
Eurostar carried 3,217,812 passengers through the Channel Tunnel in the first half of 2002, a 5% fall on the corresponding period last year. Phase 1 of the Channel Tunnel Rail Link is on target for completion in 2003.

> EWS/SNCF
Rail freight tonnage carried through the Channel Tunnel fell by 49% to 707,572 tonnes in the first half of 2002. Rail freight services were severely disrupted by asylum seekers at the rail freight yard in Fréthun, owned and operated by SNCF. The fall in Eurostar passengers and rail freight tonnage through the Channel Tunnel had no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until the end of 2006.

> Non-transport activities

Eurotunnel's non-transport activities generated £12 million in the first half of 2002. These activities included retail activity in the terminals in Folkestone and Coquelles, land development, and telecommunications.

> Cost control

Keeping a firm grip on costs whilst at the same time increasing revenue is a key part of Eurotunnel's operating strategy.

In the first half of 2002, Eurotunnel's operating costs increased marginally to £125 million mainly as a result of an increase in insurance and security costs.

> Opérations financières

Eurotunnel réduit son endettement de 686 millions d'euros et allège sa charge d'intérêt annuelle.

Le 12 juillet, Eurotunnel a annoncé le succès des offres sur sa dette et ses Obligations Remboursables en Unités (ORU) annoncées en mars. En conséquence, l'endettement d'Eurotunnel est réduit d'environ 686 m€ (millions d'euros) ; le Groupe enregistrera un bénéfice exceptionnel de 680 m€ au second semestre 2002, et sa charge d'intérêt sera réduite de 53 m€ pour l'exercice en cours, de 31 m€ en 2003 et d'un montant estimé de 46 m€ par an à compter de 2006*. Etant donné que ces opérations n'ont été finalisées qu'après le 30 juin, elles n'ont pas été comptabilisées au premier semestre 2002.

> Contexte

L'offre sur la dette avait pour principal objectif le rachat de dette existante avec une importante décote par rapport à sa valeur faciale, au moyen d'un nouveau financement long terme. Elle visait à permettre à Eurotunnel de :

- réduire sa dette d'au moins £400 millions, soit au taux de change actuel, environ 620 m€,
- réduire sa charge annuelle d'intérêt,
- allonger le profil de maturité de la Dette Senior d'Eurotunnel et d'une partie de sa Dette Junior, et
- accroître la part fixe ou plafonnée du coût de service de la dette.

L'offre de remboursement anticipé des ORU visait quant à elle à réduire la charge d'intérêt sur 2002 et sur 2003.

> Objectifs atteints

Le succès du placement d'une émission en sterling de £740 millions d'obligations remboursables en 2026-2028 portant intérêt à des taux fixes allant de 5,78 % à 8,15 %, a permis à Eurotunnel de :

- racheter 1 292 m€ de dette subordonnée au prix moyen de 43 % de sa valeur faciale, ce qui se traduit par une réduction de la dette nette de 681 m€,
- refinancer 528 m€ de Dette Junior qui venait à échéance entre 2007 et 2012 par une nouvelle dette d'échéance 2027 et 2028, ainsi que d'allonger de sept ans la maturité de 357 m€ de Dette Senior reportée désormais à 2009-2012.

Le taux d'acceptation de l'offre de remboursement anticipé des ORU a dépassé 60 % des ORU en circulation représentant une valeur faciale de 978 m€, ce qui permettra une réduction de la charge d'intérêt d'Eurotunnel d'environ 24 m€ en 2002 et 26 m€ en 2003. Le rachat d'intérêts différés se traduira pour sa part par une réduction de dette de près de 5 m€.

Une réduction de charge d'intérêt d'Eurotunnel de 53 m€ en 2002 proviendra essentiellement, d'une part d'une réduction de 24 m€ d'intérêts sur les ORU (à partir du 26 janvier 2002), et d'autre part, de 29 m€ d'économie nette résultant de la différence de charge d'intérêt entre (i) la Tranche 1A de la Dette Junior et (ii) la dette rachetée. Une partie de ces économies de 29 m€ relative à l'abandon des intérêts sur le Crédit à Taux Révisable à partir du 28 janvier 2002 est non récurrente.

En combinaison avec la réduction de la charge d'intérêt, l'allongement de l'échéancier de remboursement de la dette réduit de façon significative le coût de service de la dette supporté par Eurotunnel au cours de la prochaine décennie. Aucun instrument de la dette d'Eurotunnel ne vient désormais à échéance avant 2006. Ces opérations financières ont en outre substitué 1 139 m€ de dette à taux fixe jusqu'en 2026-2028 en remplacement de 1 825 m€ de dette à taux variable, réduisant ainsi considérablement l'exposition du Groupe aux variations de taux d'intérêt. En conséquence, plus de 80 % de la dette d'Eurotunnel porte intérêt à taux soit plafonné soit fixe jusqu'à 2009.

Ces opérations s'inscrivent dans le prolongement d'une série de transactions réalisées depuis 1999 qui ont permis une réduction cumulée de la dette de l'ordre de 1,4 milliard d'euros.

Etant donné que ces opérations n'ont été finalisées qu'après le 30 juin, elles n'ont pas été comptabilisées au premier semestre 2002. Si elles avaient été finalisées avant le 30 juin 2002, leur impact sur le bilan aurait été tel que décrit ci-dessous :

> Structure de financement après transaction (en milliards d'euros)


Pro forma
Avant :
au 30 juin 2002
Après :
au 30 juin 2002
Dette Senior & 4e Tranche
0,6
Dette Junior
5,3
Crédit à Taux Révisable
1,8
Crédit de Stabilisation
1,1
Obligations Participantes
1,3
Fonds Propres
1,5
ORU
1,0
– 0,3
– 0,4
+ 0,7
Dette Senior & 4e Tranche
0,6
Tier 1A
1,1
Dette Junior
4,8
Crédit à Taux Révisable
0,9
Crédit de Stabilisation
0,7
Obligations Participantes
Fonds Propres
2,8
ORU
0,4
Total 12,6
Total 12,6

> Bilan

BILAN PRO FORMA (NON AUDITÉ)

En milliers d'euros au taux de change de £1 = €1,539	Bilan combiné au 30 juin 2002	Ajustements résultant de remboursement des ORU	Ajustements résultant du rachat de dette	Bilan pro forma au 30 juin 2002
TOTAL DE L'ACTIF	13 479 333	(5 890)	5 151	13 478 594
PASSIF				
Capital social et primes d'émission	3 002 409	589 635		3 592 044
Réserve	5 103			5 103
Résultat et écart de conversion	(1 482 410)	10 450	710 186	(761 774)
Capitaux propres	1 525 102	600 085	710 186	2 835 373
Provision pour risques et charges	119 453			119 453
Obligations Remboursables en Unités	978 033	(589 635)		388 398
Obligations Participantes	1 290 694			1 290 694
Total emprunts obligataires	2 268 727	(589 635)		1 679 092
Dette EDL, Senior et 4e Tranche	553 466			553 466
Tier 1A	0		1 138 860	1 138 860
Dette Junior	5 341 425		(527 962)	4 813 463
Crédit à Taux Révisable	1 776 129		(922 089)	854 040
Avances de Stabilisation et intérêts différés	1 113 540	(4 970)	(369 757)	738 813
Total dette financière et intérêts différés	8 784 560	(4 970)	(680 948)	8 098 642
Intérêts courus	223 236	(11 370)	(24 087)	187 779
Autres passifs	508 788			508 788
Dettes	11 785 311	(605 975)	(705 035)	10 474 301
Produits constatés d'avance	49 467			49 467
Total du passif	13 479 333	(5 890)	5 151	13 478 594

i. Le bilan combiné au 30 juin 2002 présenté ci-dessus est extrait des Comptes Combinés du Groupe pour la période close à cette date.
ii. A l'exception de ceux mentionnés dans le tableau ci-dessus, aucun ajustement n'a été réalisé pour prendre en compte les opérations réalisées par le Groupe depuis le 30 juin 2002.
iii. Les autres passifs comprennent les concours bancaires courants, autres dettes financières et autres dettes.

> Balance sheet

PRO FORMA BALANCE SHEET (UNAUDITED)

£000 at exchange rate of £1=€1.539	Combined Balance Sheet at 30 June 2002	Adjustments arising from Equity Note Exchange Offer	Adjustments arising from debt buyback	Pro forma Balance Sheet at 30 June 2002
ASSETS	9,405,558	(3,828)	3,348	9,405,078
SHAREHOLDERS' FUNDS AND LIABILITIES				
Issued share capital & share premium account	2,007,737	383,129		2,390,866
Other reserve	3,483			3,483
Profit & loss and exchange adjustment reserve	(373,193)	6,790	461,460	95,057
Total shareholders' funds	1,638,027	389,919	461,460	2,489,406
Provisions	77,618			77,618
Equity Notes	635,499	(383,129)		252,370
Participating Loan Notes	838,658			838,658
Total Loan Notes	1,474,157	(383,129)		1,091,028
EDL, Senior and 4th Tranche Debt	359,627			359,627
Tier 1A Debt	0		740,000	740,000
Junior Debt	3,470,711		(343,055)	3,127,656
Resettable Advances	1,154,080		(599,148)	554,932
Stabilisation Advances & Deferred interest	723,548	(3,230)	(240,258)	480,060
Total Loans	5,707,966	(3,230)	(442,461)	5,262,275
Accrued interest	145,052	(7,388)	(15,651)	122,013
Other liabilities	330,597			330,597
Total creditors	7,657,772	(393,747)	(458,112)	6,805,913
Deferred income	32,141			32,141
Total shareholders' funds and liabilities	9,405,558	(3,828)	3,348	9,405,078

i. The Combined Balance Sheet at 30 June 2002 above is extracted from the Group Combined Accounts for that period.
ii. With the exception of those detailed in the above table, no other adjustments have been made for other transactions made since 30 June 2002.
iii. The "other liabilities" in the table above is made up of overdrafts, other financial creditors and other creditors.

> Financial operations

Eurotunnel reduces debt by £446m and cuts annual interest charges.

On 12 July 2002 Eurotunnel announced the successful completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March. As a result, Eurotunnel's debt has been reduced by £446m. An exceptional profit of £442m will be reported in the second half of 2002, and interest charges will be reduced by £35m in the current year, by £20m in 2003, and by an estimated £30m per year from 2006 onwards*. As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002.

> Background

The principal objective of these transactions was to buy back existing debt at a significant discount to its face value, financed by the proceeds of a new long term financing. The transactions aimed to:

- reduce debt by more than £400m,
- reduce annual interest charges,
- extend the maturity profile of Eurotunnel's Senior Debt and part of its Junior Debt,
- increase the proportion of Eurotunnel's debt service cost which is fixed or capped.

The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.

> Outcome

Following the successful completion of an issue of £740m of bonds repayable from 2026-2028 with fixed interest rates of between 5.78% and 8.15%, Eurotunnel has:

- repurchased £839m of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443m, and
- refinanced £343m of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026 and 2028, and extended the maturity of £232m equivalent of Senior Debt by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £635m of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16m in 2002 and £17m in 2003. The acquisition of deferred interest will result in a debt reduction of £3m.

A reduction of £35m in Eurotunnel's interest charges in 2002 will arise principally from a £16m reduction in Equity Note interest (from 26 January 2002) and a net saving of £19m arising from the difference between the interest payable on (i) the Tier 1A Junior Debt and (ii) the interest payable on the debt repurchased. A portion of the £19m net saving arising from the forgiveness of interest on the Resettable Advances from 28 January 2002 is non-recurring.

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006. The transaction has also resulted in the replacement of £1,185m variable rate debt with £740m of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

These transactions are the latest in a series undertaken since 1999, which has resulted in a cumulative debt reduction of more than £900 million.

As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002. However, had these operations been completed before 30 June 2002, the effect on the Balance Sheet would have been as follows:

> Capital structure post-transaction (in £ billion)


Pro forma
Before:
at 30 June 2002
After:
at 30 June 2002
Senior & 4th Tranche Debt
0.4
Junior Debt
3.5
Resettable Advances
1.1
Stabilisation Facility
0.7
Participating Loan Notes
0.8
Shareholders' Funds
1.7
Equity Notes
0.6
–0.2
–0.2
+0.4
Senior & 4th Tranche Debt
0.4
Tier 1A
0.7
Junior Debt
3.1
Resettable Advances
0.6
Stabilisation Facility
0.5
Participating Loan Notes
0.8
Shareholders' Funds
2.5
Equity Notes
0.2
Buffer zone
1.3
Total 8.8
Total 8.8

* Tous les chiffres figurant ci-dessus sont estimés sur la base d'un taux de change de £1 = €1,539. Les chiffres effectivement enregistrés dans les comptes d'Eurotunnel dépendront de l'évolution des taux de change au cours des périodes concernées.

* All figures are based on an exchange rate of £1=€1.539. Future reported figures will depend on exchange rates for the relevant period.

Le revenu des services de navettes s'élève à 251 millions d'euros au premier semestre 2002 soit, hors impact de taux de change, une augmentation de 7 % par rapport au premier semestre 2001. Le résultat d'exploitation s'élève à 156 millions d'euros, soit, sur la même base, une augmentation de 2 % par rapport au premier semestre 2001. Le taux de couverture des intérêts avant investissements pour le premier semestre 2002 est de 101 %, et le taux de couverture après investissements est de 89 %.

Afin de faciliter la comparaison entre les premiers semestres 2002 et 2001, le résultat d'exploitation du premier semestre 2001 a été recalculé au taux de change utilisé pour la préparation des résultats au 30 juin 2002 (£1 = €1,582) comme décrit dans le tableau ci-dessous.

> Produits d'exploitation

Le revenu des services de navettes qui s'élève à 251 millions d'euros, a augmenté de 7 % par rapport à la même période de 2001 grâce à l'augmentation du trafic camions et des prix moyens camions et passagers. Les revenus provenant des Chemins de fer de 171 millions d'euros ont augmenté de 1 % et correspondent *toujours, pour l'essentiel, au versement des* charges minimales d'utilisation. Le total de l'activité transport d'Eurotunnel a généré 96 % du chiffre d'affaires ; les 4 % de chiffre d'affaires restants correspondent essentiellement au revenu de diverses activités hors transport, dont la distribution, le développement immobilier et les télécommunications. Les produits d'exploitation s'élèvent à 452 millions d'euros, soit une augmentation de 2 % par rapport à *442 millions d'euros au premier semestre 2001.*

> Résultat d'exploitation

Les charges d'exploitation au premier semestre s'élèvent à 197 millions d'euros en augmentation de 1 % par rapport au premier semestre 2001 en raison de la hausse des dépenses liées à la sûreté afin d'empêcher les intrusions de clandestins sur le terminal français, et de l'augmentation des primes d'assurance.

La marge d'exploitation est en augmentation de 3 % et s'élève à 255 millions d'euros. Les amortissements et provisions étant en légère augmentation, le résultat d'exploitation s'élève à 156 millions d'euros, soit une augmentation de 2 % par rapport à 153 millions d'euros au premier semestre 2001.

> Produits d'exploitation

EN MILLIONS D'EUROS	2002 RÉALISÉ	2001 RECALCULÉ	% VARIATION 2002/2001	2001 PUBLIÉ
TAUX DE CHANGE €/£	1,582	1,582		1,637
Navettes Eurotunnel	251	235	+ 7 %	239
Chemins de fer	171	169	+ 1 %	172
Activités transport	**422**	**404**	**+ 4 %**	**411**
Activités hors transport	19	23	– 17 %	24
Chiffre d'affaires	**441**	**427**	**+ 3 %**	**435**
Autres produits	11	15		14
Produits d'exploitation	**452**	**442**	**+ 2 %**	**449**

> Résultat net

EN MILLIONS D'EUROS	2002 RÉALISÉ	2001 PUBLIÉ
TAUX DE CHANGE €/£	1,582	1,637
Résultat d'exploitation	**156**	**157**
Frais financiers	(266)	(271)
Perte sous-jacente	**(110)**	**(114)**
(Pertes)/gains de change	(37)	19
Bénéfice exceptionnel	*9*	*10*
Résultat net	**(138)**	**(85)**

> Résultat d'exploitation

EN MILLIONS D'EUROS	2002 RÉALISÉ	2001 RECALCULÉ	% VARIATION 2002/2001	2001 PUBLIÉ
TAUX DE CHANGE €/£	1,582	1,582		1,637
Produits d'exploitation	**452**	**442**	**+ 2 %**	**449**
Charges d'exploitation	(197)	(195)	+ 1 %	(197)
Marge d'exploitation	**255**	**247**	**+ 3 %**	**252**
Amortissements et provisions	(99)	(94)		(95)
Résultat d'exploitation	**156**	**153**	**+ 2 %**	**157**

> Résultat net

Les frais financiers nets s'élèvent à 266 millions d'euros, en diminution de 5 millions d'euros par rapport au premier semestre 2001 principalement dus aux mouvements de change, mais ne comprennent pas la réduction générée par les opérations financières finalisées en juillet 2002. La perte sous-jacente est de 110 millions d'euros au premier semestre 2002 par rapport à 114 millions d'euros au premier semestre 2001, soit une amélioration de 4 millions d'euros.

Le résultat net du semestre est une perte de 138 millions d'euros par rapport à 85 millions d'euros au premier semestre de l'exercice précédent. Cette augmentation est due à des pertes de change de 37 millions d'euros au premier semestre 2002 par rapport à des gains de change de 19 millions d'euros au premier semestre 2001. Les gains et les pertes de change résultent principalement de la réévaluation des comptes courants intra-Groupe et n'ont pas d'impact sur la trésorerie du Groupe.

> Trésorerie et couverture des intérêts

La trésorerie d'exploitation a atteint 263 millions d'euros au premier semestre 2002, en augmentation de 7 millions d'euros par rapport au premier semestre 2001. Les dépenses d'investissements sont en diminution, de 55 millions d'euros à 31 millions d'euros au premier semestre 2002 en raison de l'achèvement proche du programme d'augmentation de la capacité des navettes camions d'Eurotunnel. La trésorerie nette après investissements est en forte progression de 201 millions d'euros au premier semestre 2001 à 232 millions d'euros au premier semestre 2002 grâce à la réduction des dépenses d'investissements.

Le taux de couverture des intérêts s'élève à 101 % avant investissements (en augmentation de 8 points par rapport au premier semestre 2001) et à 89 % après investissements (en augmentation de 15 points).

> Financial analysis

Shuttle services revenues for the first half of 2002 at £159 million were 7% above the first half of 2001 at constant exchange rates, and operating profit increased by 3% to £92 million for the first half of 2002. Interest cover was 101% before capital expenditure and 89% after capital expenditure for the first half of the year.

In order to assist the comparison between 2002 and 2001 in this analysis, the operating results for the first half of 2001 have been restated at the exchange rate used for the preparation of the results to 30 June 2002 (£1=€1.582) as set out in the tables.

> Turnover

Shuttle services revenue increased by 7% over the first half of 2001 to £159 million reflecting higher volumes in the truck business and higher average yields in both the truck and passenger businesses. Railways revenue increased by 1% to £108 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. The core transport business contributed 96% of operating revenues. Most of the remaining 4% of operating revenues came from a variety of non-transport activities, including retail, land development and telecoms. Total turnover for the first half of the year was £286 million, an increase of 2% compared to 2001 (£279 million).

> Operating result

Operating costs for the first half of the year increased by 1% to £125 million due to higher levels of security costs incurred than in the first half of 2001 to protect the French terminal from intrusions by asylum seekers, and increased insurance premiums.

Operating margin increased by 3% to £161 million for the period. Depreciation and provisions have increased slightly, resulting in an operating profit of £92 million, 3% above 2001.

> Turnover

£ MILLION	2002 ACTUAL	2001 RESTATED	% CHANGE 2002/2001	2001 REPORTED
Exchange rate €/£	1.582	1.582		1.637
Shuttle services	159	148	+7%	146
Railways	108	107	+1%	105
Transport activities	**267**	**255**	**+4%**	**251**
Non-transport activities	12	15	−17%	14
Operating revenue	**279**	**270**	**+3%**	**265**
Other income	7	9		9
Total turnover	**286**	**279**	**+2%**	**274**

> Net results

£ MILLION	2002 ACTUAL	2001 REPORTED
Exchange rate €/£	1.582	1.637
Operating profit	**92**	**87**
Interest	(168)	(166)
Underlying loss	**(76)**	**(79)**
Exchange (losses)/gains	(24)	12
Exceptional profit	6	6
Net loss	**(94)**	**(61)**

> Operating result

£ MILLION	2002 ACTUAL	2001 RESTATED	% CHANGE 2002/2001	2001 REPORTED
Exchange rate €/£	1.582	1.582		1.637
Total turnover	**286**	**279**	**+2%**	**274**
Operating costs	(125)	(123)	+1%	(120)
Operating margin	**161**	**156**	**+3%**	**154**
Depreciation and provisions	(69)	(67)		(67)
Operating profit	**92**	**89**	**+3%**	**87**

> Net results

The Group's net interest charge of £168 million for the first six months of 2002 increased by £2 million compared to the first half of 2001 principally due to an unfavourable exchange rate comparison. This interest charge does not include any reduction from the financial operations completed in July.

The underlying loss of £76 million represents an improvement of £3 million compared to the same period in 2001.

The net loss of £94 million for the first half of the year was higher than the loss of £61 million in 2001 due to exchange losses in the period of £24 million compared to £12 million of exchange gains in 2001. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

> Cash flow and interest cover

Cash flow from operating activities was £171 million for the first half of 2002, an increase of £17 million compared to 2001. Capital expenditure fell from £33 million in the first half of 2001, to £20 million for the same period in 2002, as the investment programme to increase Eurotunnel's truck shuttle capacity nears completion. Net cash flow from operating activities after capital expenditure increased strongly from £121 million in the first half of 2001 to £151 million in the first half of 2002 reflecting the lower capital expenditure.

Interest cover was 101% before capital expenditure (up 8 points compared to the first half of 2001) and 89% after capital expenditure (up 15 points).

Comptes Combinés résumés

> Bilan

EN MILLIERS D'EUROS	30 JUIN 2002	30 JUIN 2001	31 DÉCEMBRE 2001
ACTIF			
Actif immobilisé	12 739 235	12 797 240	12 793 772
Actif circulant	669 160	492 298	536 767
Charges constatées d'avance	70 938	71 319	73 815
Total de l'actif	**13 479 333**	**13 360 857**	**13 404 354**
PASSIF			
Capitaux propres	1 525 102	1 306 814	1 262 036
Provision pour risques et charges	119 453	95 529	112 311
Dettes	11 785 311	11 897 835	11 989 034
Produits constatés d'avance	49 467	60 679	40 973
Total du passif	**13 479 333**	**13 360 857**	**13 404 354**
Taux de change €/£	1,539	1,658	1,643

> Compte de résultat

EN MILLIERS D'EUROS	30 JUIN 2002	30 JUIN 2001	31 DÉCEMBRE 2001
Total produits d'exploitation	451 993	449 123	919 817
Total charges d'exploitation	296 335	291 688	593 135
Résultat d'exploitation	**155 658**	**157 435**	**326 682**
Total produits financiers	10 219	27 473	31 506
Total charges financières	312 752	279 697	556 159
Résultat financier	**(302 533)**	**(252 224)**	**(524 653)**
Résultat exceptionnel	**9 147**	**9 951**	**10 171**
Impôt	**45**	**34**	**34**
Résultat de la période			
Perte	**(137 773)**	**(84 872)**	**(187 834)**
Bénéfice/(perte) par Unité (en centimes d'euros)			
Perte nette par Unité	(6,6)	(4,1)	(9,0)
Perte avant résultat exeptionnel	(7,0)	(4,6)	(9,5)
Perte nette par Unité après dilution	(4,5)	(2,4)	(5,6)
Taux de change €/£ de la période	1,582	1,637	1,631

>Tableau de financement

EN MILLIERS D'EUROS	30 JUIN 2002	30 JUIN 2001	31 DÉCEMBRE 2001
Flux de trésorerie lié aux opérations d'exploitation	263 432	255 624	525 728
Flux de trésorerie lié aux opérations financières	(179 199)	(201 188)	(402 121)
Flux de trésorerie lié aux immobilisations	(31 196)	(54 305)	(134 504)
Flux de trésorerie lié à l'impôt et aux opérations exceptionnelles	4 057	3 864	10 610
Flux de trésorerie net avant opérations de financement	**57 094**	**3 995**	**(287)**
Flux de trésorerie lié aux opérations de financement*	**(55 390)**	**(6 568)**	**(10 481)**
Variation de trésorerie	**1 704**	**(2 573)**	**(10 768)**
Taux de change €/£	1,539	1,658	1,643

* Constitués essentiellement de paiements en compte bloqué, en garantie de dettes sur emprunts, dont le remboursement est conditionné par le résultat de l'opération financière.

Notes

1. Ces comptes résumés sont extraits des comptes semestriels d'Eurotunnel qui ont été approuvés par le Conseil d'Administration du *19 juillet 2002*.

2. Les informations présentées sont un résumé des Comptes Combinés du Groupe Eurotunnel, constitués des comptes consolidés d'Eurotunnel plc et d'Eurotunnel SA et de ses filiales. Ces comptes ont été préparés en utilisant les principes de conversion des devises définis dans le rapport annuel du Groupe au 31 décembre 2001. Les comptes ont été préparés selon les principes comptables applicables en France, selon la méthode du coût historique et dans la perspective de la continuité d'exploitation. Les méthodes comptables et modalités de calcul adoptées dans les comptes semestriels sont identiques à celles utilisées dans les comptes 2001.

3. Bénéfice/(perte) par Unité : La perte par Unité, après impôts et éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant la période, 2 084 247 624 (30 juin 2001, 2 083 696 112) et la perte de la période de 137 773 000 € (30 juin 2001, perte de 84 872 000 €). La perte par Unité, après impôts et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant la période telle qu'indiquée ci-dessus et la perte de 146 920 000 € (30 juin 2001, 94 823 000 €) avant le produit exceptionnel de 9 147 000 € (30 juin 2001, 9 951 000 €). La perte nette par Unité après dilution pour la période est calculée en utilisant le nombre total d'Unités qui pourraient être émises dans le cas de la conversion des instruments convertibles existant à la date de clôture. Le nombre d'Unités après dilution est de 2 545 417 366 (30 juin 2001, 2 558 155 033), et le résultat ajusté de la période est une perte de 115 706 000 € au 30 juin 2002 (30 juin 2001, perte de 62 217 000 €).

4. Les Comptes Combinés d'Eurotunnel suivent les règles françaises, qui diffèrent par certains aspects des règles britanniques. Les différences significatives au titre des Comptes Combinés du Groupe Eurotunnel sont les suivantes : Selon les règles britanniques, les entités ad hoc Fixed-Link Finance BV et Tunnel Junior Debt Holdings Limited, créées afin de faciliter l'opération de titrisation de 1,8 milliard d'euros de Dette Junior conclue en 2001, seraient consolidées en tant que « quasi filiales » au sens de la norme britanniques FRS 5. Le rachat de Dette Junior Eurotunnel par Tunnel Junior Debt Holdings Limited, financé par l'émission d'obligations par Fixed-Link Finance BV, est considéré comme étant en substance une annulation de dette existante et une création de nouvelle dette, et génèrerait un bénéfice de 3 millions d'euros au crédit du compte de résultat. Les règles britanniques diffèrent aussi pour le traitement des coûts d'augmentation de capital. Si les Comptes Combinés avaient été préparés selon les règles britanniques, les capitaux propres au 30 juin 2002 auraient été augmentés de 163 millions d'euros, et le résultat aurait été augmenté de 3 millions d'euros.

5. Les Comptes semestriels Combinés d'Eurotunnel sont publiés au Balo et au UK Listing Authority à Londres. Les Commissaires aux Comptes et les Auditors ont émis un rapport sur l'examen limité des Comptes semestriels *Combinés du Groupe Eurotunnel*.

6. Evaluation des actifs immobilisés - Dans les Comptes Consolidés d'EPLC, la norme britannique FRS 11 relative à l'évaluation des actifs immobilisés, requiert de comparer la valeur nette comptable des actifs immobilisés aux projections des flux de trésorerie d'exploitation futurs actualisés en utilisant un taux de marché. Selon la norme FRS 15, cette comparaison doit être effectuée à chaque clôture annuelle, lorsque la durée de vie des immobilisations est supérieure à 50 ans. Jusqu'à ce jour, Eurotunnel, n'ayant pas accès aux marchés de capitaux de façon habituelle, appliquait un taux d'actualisation égal au taux de rendement interne implicite de 7,8 %, calculé sur la base de l'hypothèse basse des projections financières utilisées lors de la restructuration fiancière de 1997. Cette approche n'a pas nécessité de déprécier les actifs immobilisés au 31 décembre 2001. Dans le cas où cette approche ne serait plus appropriée, un taux de marché devrait alors être utilisé pour l'actualisation. Le Conseil d'Administration estime que ce taux de marché devrait être inférieur à 7,8 %.

Dans les Comptes Combinés du Groupe, en l'absence, dans le référentiel comptable français, de précisions méthodologiques relatives à l'évaluation des actifs immobilisés, Eurotunnel applique depuis sa publication la méthode prescrite par la norme américaine FAS 121 qui ne prévoit pas l'actualisation des flux d'exploitation futurs. Aucune dépréciation n'est nécessaire selon les deux approches.

Summary Combined Accounts

> Balance sheet

£'000	30 JUNE 2002	30 JUNE 2001	31 DECEMBER 2001
ASSETS			
Total fixed assets	8,924,663	8,975,279	8,964,670
Total current assets	434,802	296,924	326,700
Prepaid expenses	46,093	43,015	44,925
Total assets	**9,405,558**	**9,315,218**	**9,336,295**
SHAREHOLDERS' FUNDS AND LIABILITIES			
Total shareholders' funds	1,638,027	2,044,986	1,945,963
Provisions	77,618	57,617	68,357
Total creditors	7,657,772	7,176,017	7,297,037
Deferred income	32,141	36,598	24,938
Total shareholders' funds and liabilities	**9,405,558**	**9,315,218**	**9,336,295**
Exchange rate €/£	1.539	1.658	1.643

> Profit and loss account

£'000	6 MONTHS TO 30 JUNE 2002	6 MONTHS TO 30 JUNE 2001	YEAR TO 31 DECEMBER 2001
Total turnover	285,710	274,357	563,959
Total operating expenditure	194,207	187,361	380,778
Operating profit	**91,503**	**86,996**	**183,181**
Total financial income	6,460	16,782	19,316
Total financial charges	197,694	170,859	340,992
Financial result (loss)	**(191,234)**	**(154,077)**	**(321,676)**
Exceptional profit	**5,778**	**6,077**	**6,108**
Taxation	**28**	**21**	**21**
Result			
Loss for the period	**(93,981)**	**(61,025)**	**(132,408)**
Earnings/(loss) per Unit			
Basic	(4.5p)	(2.9p)	(6.4p)
Pre-exceptional result	(4.8p)	(3.2p)	(6.6p)
Fully diluted	(3.1p)	(1.8p)	(4.1p)
Exchange rate €/£ for the period	1.582	1.637	1.631

> Cash flow statement

£'000	6 MONTHS TO 30 JUNE 2002	6 MONTHS TO 30 JUNE 2001	YEAR TO 31 DECEMBER 2001
Net cash inflow from operating activities	171,171	154,176	319,982
Returns on investments and servicing of finance	(116,437)	(121,344)	(244,748)
Capital expenditure	(20,271)	(32,754)	(81,865)
Other non-operating cash flows and taxation	2,636	2,330	6,457
Cash inflow/(outflow) before financing	**37,099**	**2,408**	**(174)**
Financing*	**(35,991)**	**(3,961)**	**(6,380)**
Increase/(decrease) in cash in the period	**1,108**	**(1,553)**	**(6,554)**
Exchange rate €/£	1.539	1.658	1.643

* Principally payments into Escrow accounts in respect of debt repayments pending outcome of financial transaction.

Notes

1. The Summary Balance Sheet, Profit and Loss Account and Cash Flow Statement are extracted from the Interim Report of Eurotunnel which was approved by the Board on 19 July 2002.

2. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2001.

3. Earnings/(loss) per Unit - The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,084,247,624 (2001: 2,083,696,112) and the loss for the period of £93,981,000 (2001: loss of £61,025,000). The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £99,759,000 (2001: £67,102,000) before crediting the exceptional profit of £5,778,000 in the period (2001: £6,077,000). The fully diluted loss per Unit is calculated using the fully diluted number of Units of 2,545,417,366 (2001: 2,558,155,033) and the adjusted loss for the period of £80,033,985 (2001: loss of £47,069,590).

4. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows: Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, both special purpose companies set up to facilitate the repackaging of £1.1 billion of Junior Debt in 2001, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP, and would have resulted in a gain of £2 million being recognised in the profit and loss account during the six months to 30 June 2002. UK GAAP also gives rise to a different treatment of equity issue costs. Had the accounts been prepared under UK GAAP, profit before tax would have increased by £2 million and shareholders' funds at 30 June 2002 would have increased by £81 million.

5. The combined interim accounts are published on the Balo and the UK Listing Authority. The Commissaires aux Comptes and the Auditors have issued a limited review report. The comparative figures for the year ended 31 December 2001 have been derived from the Group's statutory accounts for that year, which received an unqualified report from the Group's auditors and have been delivered to the Registrar of Companies.

6. Impairment of fixed assets - For EPLC accounts, under UK GAAP, FRS 11 requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected future cash flows using a market-based discount rate. FRS 15 requires that such a review be undertaken at each year end where the life of the asset is greater than 50 years. To date, Eurotunnel, not having access to capital markets in the usual way, has applied as a discount rate the internal rate of return of 7.8% implicit in the lower case financial projections used in the 1997 Financial Restructuring and at 31 December 2001 this did not give rise to an impairment. If the current approach ceased to be appropriate, a market rate would become applicable. The directors estimate that a current market rate would be below 7.8%.

For the Combined Accounts, in the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in the US Financial Accounting Standard 121 since its introduction, which requires assets to be compared with undiscounted future operating cash flows. This approach does not give rise to an impairment either.

> Le saviez-vous ?

- > Le tunnel sous la Manche, traversé par environ **400 trains** par jour, est l'une des voies ferrées les plus chargées du monde. Environ **20 000 personnes, 5 000 voitures et 3 000 camions** utilisent les navettes Eurotunnel chaque jour. De plus, **Eurostar** transporte chaque jour **19 000 personnes**, tandis que **400 wagons de marchandises** sont transportés par **EWS/SNCF**.
- > Navettes camions : jusqu'à **6 départs/heure**/chaque direction.
  Navettes passagers : jusqu'à **4 départs/heure**/chaque direction.
- > Les **53 locomotives** d'Eurotunnel sont **les plus puissantes au monde** et sont équipées du système de protection automatique des trains (ATP).
- > Les navettes sont entretenues dans **le plus long bâtiment de maintenance ferroviaire au monde** (828 m)...

... et tout cela grâce aux **5 000 employés et sous-traitants**, qui, par leur travail quotidien, entendent faire d'Eurotunnel le choix naturel pour traverser la Manche – sécurité, fiabilité, ponctualité et rapidité.

> Information actionnaires

> Centre d'Information des actionnaires

BP 69, 62904 Coquelles Cedex, tél. : 0810 627 627
E-mail : info.actionnaires@eurotunnel.com

> Registre nominatif Eurotunnel

Pour gérer vos titres Eurotunnel au nominatif pur, contactez le Crédit Agricole Indosuez, Service aux Emetteurs, 92920 Paris La Défense Cedex, tél. : 01 43 23 84 24
E-mail : titres-actionnaires@ca-investorservices.com

> Informations en ligne - www.eurotunnel.com

Pour accéder aux rapports financiers, au calendrier de l'actionnaire, aux communiqués de presse, connaître le cours du titre en temps réel, accéder au Comité d'actionnaires et s'informer sur les avantages tarifaires, consultez notre rubrique *« Le Groupe », information actionnaires* sur www.eurotunnel.com.

> Comité Consultatif d'actionnaires

Comme chaque année, un tiers des membres du Comité d'actionnaires va être renouvelé à la fin 2002. Tout actionnaire détenant plus de 1 000 titres depuis plus de trois ans peut poser sa candidature en écrivant au Centre d'Information des actionnaires avant le 15 octobre 2002.

> Avantages tarifaires actionnaires

Tout actionnaire détenant un minimum de 1 000 titres inscrits depuis plus de trois mois sur le registre nominatif, auprès du Crédit Agricole Indosuez de Paris, peut bénéficier d'une réduction de 30 % sur les tarifs standards voitures pour 3 allers et retours (ou 6 allers simples) par an. Pour plus de détails, contactez le Centre d'Information des actionnaires.

> A compter du 1er août 2002, le siège d'Eurotunnel* à Paris est transféré à l'adresse suivante :
19, boulevard Malesherbes, 75008 Paris – Tél. : 00 33 (0)1 55 27 39 59 – Fax : 00 33 (0)1 55 27 37 75
* Eurotunnel SA, * France Manche SA, * Eurotunnel Services GIE.





> Informations en ligne - www.eurotunnel.com
Pour accéder aux rapports financiers, au calendrier de l'actionnaire, aux communiqués de presse, connaître le cours du titre en temps réel, accéder au Comité d'actionnaires et s'informer sur les avantages tarifaires, consultez notre rubrique « Le Groupe », information actionnaires sur www.eurotunnel.com.



> Online information - www.eurotunnel.com
To view the company reports and presentations, the shareholder diary, the latest share price, apply to join the shareholder committees, find out about the travel privileges, visit the "Company Information" section, "Shareholder information" at www.eurotunnel.com.

> Did you know?

- > The Channel Tunnel is one of the busiest railways in the world with **400 trains** passing through every day. On average, over **20,000 people, 5,000 cars and 3,000 trucks** travel on Eurotunnel shuttles every day. In addition, every day, **Eurostar** carry over **19,000 people**, whilst **400 railfreight wagons** are transported by **EWS/SNCF**.
- > Truck shuttles: up to **6 dep/hour**/each way.
  Passenger shuttles: up to **4 dep/hour**/each way.
- > Eurotunnel's fleet of **53 locomotives** are **the most powerful in the world** and are fitted with full automatic train protection (ATP).
- > The shuttles are maintained **in the world's longest railway maintenance building** at 828 m...

... and all this thanks to **over 5,000 staff and subcontractors** who work hard at making Eurotunnel the natural choice for crossing the Channel – safe, reliable, punctual, and fast.

> Shareholder Information

> Shareholder Information Centre

PO Box 302, Folkestone, Kent CT19 4QZ, tel.: 08457 697 397,
e-mail: shareholder.info@eurotunnel.com

> Eurotunnel share register

Computershare Investor Services plc, PO Box 82,
The Pavilions, Bridgwater Road, Bristol BS99 7NH,
tel.: 0870 702 0000,
e-mail: web-queries@computershare.co.uk

> Online information - www.eurotunnel.com

To view the company reports and presentations, the shareholder diary, the latest share price, apply to join the shareholder committees, find out about the travel privileges, visit the "Company Information" section, "Shareholder information" at www.eurotunnel.com.

> Shareholder Consultative Committee

The annual reselection of one third of the members of the shareholder committee will take place at the end of 2002. Shareholders who have held more than 1,000 Units for over three years and who wish to be considered for selection, should write to the Shareholder Information Centre by 15 October 2002.

> Travel privileges

All registered shareholders holding a minimum of 1,000 Units in one holding for more than three months on the register are entitled to a 30% discount on Eurotunnel standard car fares for 3 return (or 6 single) journeys per year. To apply, contact the Shareholder Information Centre.

> On 1 August, 2002 the Eurotunnel Paris headquarters office* moved to the following address:
19, boulevard Malesherbes, 75008 Paris – Tel.: 00 33 (0)1 55 27 39 59 – Fax: 00 33 (0)1 55 27 37 75
* Eurotunnel SA, * France Manche SA, * Eurotunnel Services GIE.

Eurotunnel SA : Société Anonyme au capital de 354 382 557,45 euros – 334 192 408 RCS Paris
Siège social : 140-144, boulevard Malesherbes, 75017 Paris
Eurotunnel plc: Registered Office: Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS. Registered in England and Wales No. 1960271

Conception et réalisation/
Designed and produced by Altedia Editing.
Photos : Jean-Erick Pasquier/Rapho/Eurotunnel/DR/SNCF.